May 28, 2008

VIA EDGAR AND FACSIMILE

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                          Shuffle Master, Inc.
Form 10-K for Fiscal Year Ended October 31, 2007
Form 10-Q for Fiscal Quarter Ended January 31, 2008

Proxy Statement Filed on February 15, 2008
File No. 0-20820

Dear Mr. Hartz:

Shuffle Master, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 30, 2008. For ease of reference each comment is repeated in italics below and followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Fiscal 2007 compared to Fiscal 2006, page 44

COMMENT

1.                                      We note that you have renewed your emphasis on leasing versus selling in North America and more modestly in other parts of the world. We also note that your product pricing strategy reflects your desire to shift to this model. In this regard, please tell us more and revise future filings about the following:

•                  Whether you expect the leasing versus selling model to result in lower margins for the foreseeable future and if so, explain why. In particular, address Utility Products and Proprietary Table Games;

•                  Discuss your product pricing strategy and how this intersects with the leasing vs. selling model. For example, we note that total installed base for both UP and PTG is higher, yet gross sales and margins are lower;

•                  Explain in better detail, how the timing of lease installations in 2007 affected gross profit, especially at ETS;

•                  Explain in better detail what you mean by introductory pricing and whether this trend is expected to continue. Address this with your overall product pricing strategy mentioned above;

•                  Discuss whether the trends in profitability will continue to be affected by Stargames.

Also, to the extent that your pricing and revenue are affected by competitive forces and/or market conditions, you should discuss those factors as well.

RESPONSE

Whether you expect the leasing versus selling model to result in lower margins for the foreseeable future and if so, explain why. In particular, address Utility Products and Proprietary Table Games.

In general, lease gross margin percentages are greater than the sales gross margin percentages of those same products.  However, gross margin lease dollars will be smaller in total overall impact than those of a sale due to the much higher price of a sale versus a lease. (Please see the Company’s response to the next sub-question for the difference between the sales price and the lease price of one of our products.)

Gross margin percentage can be impacted by a number of factors including the number and mix of products placed and the average lease or sales price of those products.  For example, in our Proprietary Table Games (“PTG”) segment, Premium Titles warrant a higher average lease price than a PTG add-on such as a felt side-bet or a progressive side-bet.  For Utility Products, the introduction of a new shuffler when it has initially been launched into the market uses introductory lease pricing.  This is consistent with our roll-out strategy whereby we provide very favorable lease rates at the inception of a lease to entice the customer to try our new product. We expect the impact of introductory pricing to have a short-term impact on our margins.

Notwithstanding the factors that can impact our gross margin percentages during any given period, lease margin percentages are greater than the sales margin percentages for the same product.  Accordingly, we anticipate that gross margin percentages will increase under our lease model.

Discuss your product pricing strategy and how this intersects with the leasing vs. selling model. For example, we note that total installed base for both UP and PTG is higher, yet gross sales and margins are lower.

Our product pricing strategy reflects our desire to shift to a lease model from a sales model.  The sales price of all products has increased such that the majority of customers would be inclined to lease rather than purchase our products.  For example, if the selling price of a shuffler is $24,000, but this same product may be leased on a month-to-month basis for $795 per month a customer may be more inclined to lease the product rather than purchase the product.  Note that all leases are on a month-to-month basis and can be cancelled by either party with 30 days notice.  The significant difference in the price point between a sale and a lease, as well as recent constraints on our customers’ capital spending, make the leasing option very attractive to many customers.  Note that our leasing strategy is primarily geographical in that many customers outside the

United States purchase product rather than lease product.  Also, note that there are U.S. operators who always purchase as they have a desire to own the product outright.  These customers have continued to stay “purchasers” even with the significant increase in our sales price.  Lastly, our pricing strategy recognizes that our Utility Products are always subject to sales activity as part of our “replacement cycle” whereby we sell our prior generation shufflers before the introduction of our next generation product.

The total installed base grew due to new leased placements; however, due to the significant difference in the price point of a sale versus a lease, as described above, gross sales are lower period-over-period.  The overall decrease in the Company’s margins is consistent with the overall decrease in gross sales.

Explain in better detail what you mean by introductory pricing and whether this trend is expected to continue. Address this with your overall product pricing strategy mentioned above.

Introductory pricing is used to encourage both sale and lease of a new product to a customer and entails initially pricing products lower than the expected sales price and/or list price. The introductory pricing concept is not a function of the switch to the lease model from the sales model. All leases are on a month to month basis and may be cancelled by either party with 30 days notice.  Introductory pricing for a new product is for a limited period of time.  If a customer enters into a lease after the introductory window has closed, they cannot receive the introductory lease rate.  A customer may choose to keep a new product on lease, but must pay a higher lease rate per month once the lease extends outside of the introductory window.  The customer may choose to cancel the lease at any time either within or outside of the introductory price window.  Although our leases are on a month-to-month basis, we believe the introductory pricing will increase future revenues because most customers keep the product beyond the introductory pricing period and pay monthly “list” lease prices after the introductory period has expired.

Discuss the whether the trends in profitability will continue to be affected by Stargames.

The acquisition of Stargames added to our products by expanding our Electronic Table Systems (“ETS”) segment and adding the Electronic Gaming Machine (“EGM”) segment to our traditional product base.  As noted in our Form 10-K, the margins on Stargames products are lower than those experienced in our traditional Utility and PTG segments.  While this will likely continue to affect the Company’s margins in the near term, it is not possible to predict the long-term impact of the Stargames product mix on the Company’s margins.

Also, to the extent that your pricing and revenue are affected by competitive forces and/or market conditions, you should discuss those factors as well.

Our Utility and PTG segment pricing is not impacted by competitive forces as there is very limited competition within these business segments.  The products within our ETS and EGM segments are subject to competition.  Our pricing can be impacted by competitive pressures.  Market conditions can also impact a customer’s purchasing or leasing decisions.  However, our products drive either operational efficiencies or increased revenue for the customer.  Accordingly, the most important market condition that we are currently experiencing is the deferral of capital spending by our customers.  However, this market condition has facilitated our transition from the sales model to the lease model due to the significantly lower price of leasing rather than purchasing our products.  Additionally, many customers analyze the Return on Invested Capital as part of their decision process to purchase or lease a product.

We will revise our future filings to clarify the above matters, as appropriate.

Operating Expenses, page 45

COMMENT

2.                                      We note the significant unallocated corporate expenses included in the operating income section of your segment footnote on page 112. We assume this includes research and development, however this still leaves almost $30 million dollars in expenses for which enhanced analysis would appear helpful. The information on page 45 does not appear to address this level of expense because we assume that some of the Stargames SG&A and some of the legal expenses are allocated to operating income of the segments as described elsewhere in MD&A. Please advise us and revise future fillings as appropriate.

RESPONSE

The Company allocates Operating Expenses to segments in accordance with Statement of Financial Accounting Standards (“SFAS”) 131, specifically paragraph 29, which states the following:

“The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise’s general-purpose financial statements and allocation of revenues and expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.  Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.  If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.”

Total Selling, General and Administrative costs, as disclosed on our Consolidated Statement of Income for 2007 on page 78, were $61.9 million.  Of this amount, approximately $15.2 million was considered allocable to segments for our segment disclosures.  The remaining $46.7 million was not considered allocable and is not included in the measure of the segment’s profit or loss that is used by the Company’s chief operating decision maker.  The amounts classified as unallocated corporate expenses consist primarily of costs related to overall corporate management and support functions.  These include costs related to executive management, accounting and finance, general sales support, legal and compliance costs, office expenses, and other amounts for which allocation to specific segments is not practicable.

Our disclosures in future filings will be modified to address the preceding.

Financial Statements

Contingent Convertible Senior Notes, page 98

COMMENT

3.                                      We note that the conversion option on your Contingent Convertible Senior Notes is contingent upon certain circumstances. Pursuant to paragraph 12 of SFAS 133 it may be necessary to remove a conversion option from the debt host and account for it separately as a derivative if the conversion option meets certain criteria. Paragraphs 11(a) and 12(c) of SFAS 133, however, specify that if the embedded feature is indexed to the company’s own stock and would be classified in stockholder’s equity if it were freestanding, the conversion option would be excluded from the scope of SFAS 133 and need not be separated from the debt host and accounted for separately.

To assess whether or not the conversion options would be classified as stockholder’s equity, you must refer to the guidance in EITF 00-19. In this regard, it appears that the Contingent Convertible Senior Notes are not “conventional” as described in the EITF. If so, you must also assess all the terms of the conversion options in accordance with the EITF. Clauses that would require you to pay a cash penalty or other liquidating damages may violate the requirements for equity classification. It also appears that because the conversion is contingent upon several factors as described in your note, those features may not be indexed only to your stock, but also to another observable index (the occurrence or nonoccurrence of a specified event). See EITF issue 01-6 for further information.

These observations are not meant to fully address the issues that may relate to the specific terms of your instrument, but are only provided as general guidance and to express our concerns. Please provide us with a comprehensive analysis about how you account for the conversion features embedded in your Contingent Convertible Senior Notes. Your detailed response should address all appropriate literature in support of your conclusions.

RESPONSE

The following is the analysis with respect to our accounting for the conversion features embedded in our Contingent Convertible Senior Notes (the “Notes”).

We considered the applicability of paragraph 12 of SFAS 133 regarding embedded derivative instruments:

“12.             Contracts that do not in their entirety meet the definition of a derivative instrument (refer to paragraphs 6—9), such as bonds, insurance policies, and leases, may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.                           The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b.                          The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.                           A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150. 5b.”

The criteria in paragraphs 12(a) and (b) of SFAS 133 are met as the conversion option (embedded instrument) and the convertible notes (host contract) are not clearly and closely related to the economic characteristics and risks of the host contract and the convertible notes, as a whole, are not re-measured at fair value during the life of the notes under other accounting literature.

The criteria in paragraph 12(c) of SFAS 133, requires consideration of paragraph 6 of SFAS 133 which describes the characteristics of a derivative. A separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS 133.  Specifically, with respect to our convertible debt instrument, the initial net investment for the hybrid instrument was not considered to be the initial net investment for the embedded derivative.  As such the conversion option meets the criteria for a derivative in paragraphs 6(a) and (b) of SFAS 133.  Paragraph 6(c) of SFAS 133 discusses the criteria for net settlement.  This criteria is met because the conversion option can be net settled with the note holder receiving cash for the principal amount and shares for the conversion value in excess of the principal amount.  Paragraph 11 of SFAS 133 contains a scope exception for financial instruments settled in the issuer’s own stock.  Paragraph 11 of SFAS 133 states, in part:

“Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement: Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.  In contrast, a contract that an entity either can or must settle by issuing its own equity instruments but that is indexed in part or in full to something other than its own stock can be a derivative instrument for the issuer under paragraphs 6–10, in which case it would be accounted for as a liability or an asset in accordance with the requirements of this Statement.”

The Company believes that the conversion option meets the condition in paragraph 11(a)(1) of SFAS 133 that it is indexed to the entity’s own stock, because it meets the conditions in paragraph 5 of EITF 01-6 that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.  Specifically, the holders may convert their notes into the Company’s common stock at the applicable conversion rate prior to stated maturity under any of the following circumstances:

1)              In any fiscal quarter (commencing after the date of the original issuance) if, as of the last day of the preceding calendar quarter, the closing sale price of the common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of that preceding calendar quarter is more than 120% of the Base Conversion Price (initially set at $42.11 on a post split basis). Such contingency provision meets paragraph 5(1) of EITF 01-6 because it is based on the market for the Company’s stock.

2)              If the notes have been called for redemption.  Such contingency provision meets paragraph 5(1) of EITF 01-6 because it is neither based on an observable market nor an observable index.

3)              During the five trading day period immediately after a five consecutive trading day period in which the trading price of $1,000 in principal amount of the Notes for each day of such five consecutive trading day period was less than 95% of the product of the common stock price on such day multiplied by the conversion rate on such day provided that, if on the date of any conversion pursuant to this trading price condition, the Company’s common stock price on such date is greater than the conversion price but less than 120% of the conversion price, then the holder will be entitled to receive Conversion Value equal to the principal amount of the Notes, plus accrued and unpaid interest including liquidated damages, if any.  See considerations below.

4)              Upon the occurrence of certain corporate transactions, including the following:  1) If the Company elects to distribute to all holders of its common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 60 days after the date of distribution, shares of common stock at less than the average common stock price for the ten trading days immediately preceding the date that such distribution was first publicly announced, or distribute to all holders of its common stock cash, other assets, debt securities or certain rights or warrants to  purchase securities, which distribution has a per share value exceeding 10% of the common stock price on the trading day immediately preceding the date that such distribution was first publicly announced and 2) if the Company is a party to a consolidation, merger, share exchange, sale of all or substantially all of its assets or other similar transaction, in each case pursuant to which the shares of its common stock would be converted into cash, securities or other property. If the transaction also constitutes a change in control as defined in the indenture, holders can require the Company to repurchase all or a portion of the Notes.  Such contingency provision meets paragraph 5(1) of EITF 01-6 because it is not based on an observable market or observable index.

The trading price contingency must be considered under EITF 01-6.  We believe that the trading price contingency provision meets condition 1(a) in paragraph 5 of EITF 01-6 as the contingency provision is not based on an observable market, other than the market for the issuer’s stock, because it represents a form of dual-indexation of the conversion option to the Company’s own stock and interest rates that SFAS 133 otherwise permits for conversion options without invalidating a conclusion that the conversion option is indexed only to the reporting entity’s own stock under paragraph 11(a).  Furthermore, we believe that the occurrence or non-occurrence of the trading price provision contingency depends on the relationship between the trading price of the Notes and the Company’s stock price.  Specifically, its value will be driven by the Company’s stock price and interest rates (including the credit spread).

Paragraph 61(k) of SFAS 133 states, in part: The changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related.  Thus, for a debt security that is convertible into a specified number of shares of the debtor’s common stock or another entity’s common stock, the embedded derivative (that is, the conversion option) must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of this Statement.  That accounting applies only to the holder (investor) if the debt is convertible to the debtor’s common stock because, under paragraph 11(a), a separate option with the same terms would not be considered to be a derivative for the issuer.

In support of this conclusion, we also note that paragraph 9 in the exhibit of Issue Summary No. 1 for EITF 01-6 states, in part: there continues to be some ambiguity in what indexed only to a company’s own stock means in SFAS 133.  Specifically, the decision by a holder of convertible debt whether to exercise the conversion option is based upon several factors including:  the current stock price, the current dividend yield, and the projected stock price – all of which appear to be consistent with the criteria that the conversion option is indexed to a company’s own stock.  However, other factors may include the current interest rate environment, the credit rating of the company, and the forecasted interest rate environment – all of which appear to be inconsistent with the criteria that the conversion option is indexed to a company’s own stock.  Despite those factors that may affect the holder’s decision of whether to exercise the conversion option, paragraph 61(k) of SFAS 133 indicates that when an entity issues debt that is convertible into its own stock, the issuing entity qualifies for the exception in paragraph 11(a) because a separate option with the same terms would not be considered a derivative.

We also considered EITF 00-19, “Accounting for Derivative Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, which requires consideration of the criteria enumerated in paragraphs 12-32 to determine whether the embedded conversion option meets the scope exception granted under Paragraph 11 of SFAS 133, as our contingently convertible debt is not considered to be a conventional convertible instrument.  In the event that the embedded convertible option is not required and cannot be required to be settled in net cash and meets the criteria in paragraphs 12-32 of EITF 00-19, then the conversion option meets the criteria for the scope exception and is not an embedded derivative that would require bifurcation.  Based on the fact that the conversion option is to be net settled with the note holder receiving cash for the principal amount and shares for the conversion value in excess of the principal amount and review of EITF 00-19 paragraphs 12-32, the conversion option meets the EITF 00-19 scope exception and is not required to be accounted for separately as a derivative.  In reaching this conclusion, the criteria in paragraphs 12-32 of EITF 00-19 listed below were evaluated as follows:

Paragraphs 12-13 – Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity and as a result would be an asset or liability.  Based on the conversion rights of the note holders, the note holders cannot require net-cash settlement of the conversion option.

Paragraphs 14-18 – The contract must permit the Company to settle in unregistered shares.  The contract does, in fact, permit the Company to settle in unregistered shares.

Paragraph 19 – The Company had a sufficient number of authorized and unissued shares to settle the contract at the time of issuance of the Notes.  As of April 30, 2004, the Company had approximately 50.4 million shares of common stock (split-adjusted for our 3 for 2 stock split) that it had the ability to issue after considering stock options outstanding, as follows (in thousands):

Shares authorized	67,500
Shares outstanding	(15,233)
Stock options outstanding	(1,815)
Shares available for issuance	50,452

Paragraphs 20-24 – The contract must contain an explicit limit on the number of shares to be delivered in a share settlement.  The amount of shares to be issued is 35.621 shares per note.  As there are 150,000 Notes outstanding, 5.3 million shares are the number of shares issuable (assuming the accreted value of each note is converted).  Given that only the appreciation of the Note (i.e., the excess of the fair value of underlying common stock over the accreted value of the corresponding note) will be settled in shares, the number of shares therefore will not mathematically exceed the above 5.3 million shares.

Paragraph 25 – There is no required cash settlement for the conversion option if the Company fails to make timely filings with the SEC.

Paragraph 26 – There are no required cash payments if the shares issued by the Company to the note holders are subsequently sold by the note holders at a loss.  There are no make whole provisions in the convertible debt notes.

Paragraph 27-28 – The contract requires net cash settlement in the specific circumstances where the holders of the underlying would also receive cash in exchange for their shares.  Based on review of the convertible note agreement there is not a circumstance where a net cash settlement of the conversion option can be forced upon the Company.

Paragraphs 29-31 – There are no provisions in the contract that would grant the shareholders whose common shares have been converted via the contingently convertible bond herein any rights that rank higher than the other shareholders of the common stock.

Paragraph 32 – There is no requirement in the contract to post collateral at any given point in time.  There are no such provisions in the convertible notes.

As noted above, the conversion option does not meet criterion (c) in paragraph 12 of SFAS 133, because it would not be considered a derivative under SFAS 133 if it were freestanding.  Instead, it meets the scope exception in paragraph 11(a) of SFAS 133.  Therefore, the conversion option should not be bifurcated and accounted for as a derivative under SFAS 133.

Senior Secured Revolving Credit Facility, page 98

COMMENT

4.                                      We note from disclosures on page 31 that absent an improvement in your operating results, you may need to seek an amendment to your existing facility or refinance the indebtedness outstanding under such facility, which may lead to a significant increase in debt service costs. We also note that the interest rate under the facility is based on your total leverage ratio. It also appears that there are covenant limitations on your total leverage ratio and interest expense coverage ratio. Considering your current operations and the conditions of the credit market, please provide for us and revise future filings to show current leverage ratio and your interest expense coverage ratio limitations as defined in the facility and your actual ratios for each period.

RESPONSE

As disclosed in our financial statements, we have two financial maintenance covenants under our Credit Facility: a Total Leverage Ratio and an Interest Expense Coverage ratio.

Our Credit Agreement prohibits us from exceeding a Total Leverage Ratio, as defined therein, of 4.5:1.  Our Total Leverage Ratio as of October 31, 2007 was 3.83 to 1.0; our ratio as of January 31, 2008 was 4.16 to 1.0.

Our Credit Agreement requires us to maintain an Interest Coverage Ratio, as defined therein, in excess of 3.0 to 1.0.  Our Interest Coverage Ratio as of October 31, 2007 was 8.37 to 1.0; our ratio as of January 31, 2008 was 7.56 to 1.0.

We will disclose these ratios in future filings.

Signatures, page 132

COMMENT

5.                                      In future filings, the Form 10-K should also be signed by the company’s Principal Accounting Officer or controller whose title should be shown on the signature page.

RESPONSE

In future filings, the Form 10-K will be signed by the Company’s Principal Accounting Officer, whose title will be shown on the signature page. We note that the undersigned currently serves as both the Company’s Acting Chief Financial Officer and Chief Accounting Officer.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 2008

Current and Long-term Assets, page 11

COMMENT

6.                                      We note that your investment in Sona has decreased $755,000 or 43.2% from October 31, 2007 to January 31, 2008. Please tell us what consideration you gave to paragraph 16 of SFAS 115 and FSPFAS 115-1/124-1 in determining that the significant decrease in the fair value of your investment in Sona is not other-than-temporary.

RESPONSE

As of June 12, 2007, we began accounting for our investment in Sona under the cost method of accounting on a prospective basis and as an available for sale marketable security using the guidance of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Please refer to Note 1 in our Form 10-K as of October 31, 2007 which discusses the Company’s accounting for this investment.

As of January 31, 2008, the Company’s book value associated with its investment in Sona was $0.40 per share.  The fair market value of Sona’s shares on January 31, 2008 was $0.24 per share.  Based upon the closing share price as of January 31, 2008, management deemed that an impairment analysis was appropriate to determine whether the loss on investment should be classified as other-than-temporary.

The Company considered the guidance of SFAS 115-1/SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“SFAS 115-1”), and EITF 03-1 Issue Summary No. 1, Supplement No. 3, The Meaning of Other-Than-Temporary Impairment And Its Application To Certain Investments (“EITF 03-1”) as a conceptual framework for determining whether its investment in Sona is temporarily impaired.

SFAS 115-1 references SEC Staff Accounting Bulletin 59, Accounting for Noncurrent Marketable Equity Securities (“SAB 59”), to provide a conceptual framework for evaluating whether an investment is other-than-temporarily impaired.

We evaluated the decline in the fair value of our investment in Sona consistent with above referenced guidance.  The Company had recorded other-than-temporary impairments in our investment in Sona since the initial ownership which established the recorded book basis of $.40 per share.  Sona’s common shares started trading below $0.40 per share on November 6, 2007.  As of our quarter ended January 31, 2008, the common shares of Sona had been trading below $0.40 for approximately 3 months; however, during that period, Sona’s stock had traded in the range of $0.23 to $0.44 per share.  The Company believed the stock price was volatile due to the relatively small demand for the stock and certain large dispositions that significantly impacted the trading price. Further, the length of time to which the fair value of the investment in Sona had been less than the carrying amount was considered short at the time of the analysis.

Management also considered the following positive evidence as part of its evaluation of other-than-temporary impairment:

1.               On November 28, 2007, Sona issued and sold 8% senior unsecured convertible debentures due 2010 in the aggregate principal amount of $3,000,000 (the "Notes") and five-year warrants (the "Warrants") to purchase an aggregate of 3,333,333 shares of Sona's common stock, par value $.01 per share, for gross proceeds of $3,000,000 before payment of placement agent fees and offering related expenses.

2.               On March 3, 2008, Sona’s common stock traded as high as $0.36 per share, a 50% increase since January 31, 2008.

3.              On January 10, 2008, Sona announced that it had entered into a multi-year development and licensing agreement with Station Casinos, Inc. for the joint development and integration of Station's race and sports wagering applications. The jointly developed products may be distributed by Sona worldwide (other than in the Las Vegas locals market, where Station Casinos has exclusive rights for at least five years) and used by Station Casinos in its properties. Sona will receive application development fees and licensing fees, and the parties will share revenues from applicable race and sports wagers.

4.              On January 15, 2008, Sona Mobile was awarded Honorable Mention for The Sona Gaming System(TM) in the 5th annual Global Gaming Business Magazine’s sponsored Gaming and Technologies Awards in the category of Best Productivity-Enhancement Technology.

Based on our analysis, the Company’s judgment was that the decline in Sona’s common stock as of January 31, 2008 was temporary in nature, therefore, no amount of impairment had been recorded in the financial statements related to the difference between the fair value of the shares and the Company’s cost basis.  In accordance with SFAS115-1, as the Company’s investment is in marketable securities, the Company recorded an adjustment for $755,000 to Other Comprehensive Income.

The Company has continued to monitor the performance, financial position and the various milestones related to Sona’s business.  Sona’s common stock as of April 30, 2008, the Company’s second quarter-end, closed at $.30 per share.  As the share price has been below our recorded book value per share for six months, the duration of the decline is more significant than what was observed at January 31, 2008. Unless there is persuasive evidence that the decline in share price is not other than temporary at April 30, 2008, the Company intends to recognize an other-than temporary impairment in our investment in Sona as of April 30, 2008.

Commitments and Contingencies and Subsequent Events, Legal Proceedings, page 25

COMMENT

7.                                      For each legal proceeding, please tell us and revise future filings, to disclose:

•                  The amount of any accrual, if necessary for an understanding of the contingency;

•                  The range of reasonably possible loss; or

•                  State that such a loss cannot be estimated.

If you believe that any losses are remote, please explain in your response.

For example, we note that you are being sued for attorney’s fees and costs in excess of $1.8 million, in the VendingData matter. However, on page 32, you indicate that you believe that the motion lacks merit and you intend to vigorously oppose the motion, which is pending. It is unclear, from this disclosure, whether it is reasonably possible that losses may result, regardless of your views as to the merit of the motion.

RESPONSE

In future filings, the Company will disclose with respect to each legal proceeding, (i) the amount of any accrual, if necessary for the financial statements not to be misleading, (ii) the range of reasonably possible loss, if any and if known, or (iii) that the amount of loss cannot be estimated.  With respect to the legal proceedings disclosed in the Form 10-Q for the quarterly period ended January 31, 2008:

1.               VendingData II. After discussion with outside counsel, we believe the likelihood of an unfavorable outcome is reasonably possible.  We cannot, however, at this time, reasonably estimate an expected loss, if any.  Further, based on discussions with outside counsel, and subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

2.     For each of the following cases, based upon discussions with outside counsel, we do not believe that any reasonably possible loss, if any, can be estimated:

a.  Awada

b.  Awada II

c.  GEI

d.  MP Games I

e.  Class Action Lawsuits

f.  Shareholder Derivative Lawsuits

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, page 48

Operations, page 49

COMMENT

8.                                      You indicate that operating cash flows increased $6.2 million in the first quarter of fiscal 2008 versus the same prior year period, due to increased receivable collections and a decrease in inventory. Both of those changes, relative to sales, appear to be rather substantial compared to historic changes. Please tell us in greater detail, the underlying reasons why collections increased and inventory decreased. Also address whether faster collections and inventory turn is expected to continue into the future. In future filings, please consider providing more details about the reasons for significant changes and quantifying the individual impact of those changes.

RESPONSE

The strong accounts receivable collections in the quarter ended January 31, 2008 were the result of the Company’s increased focus on collections, including the addition of collections personnel.  Liquidity was favorably impacted by the change in accounts receivable of approximately $10.7 million in the current year period as compared to approximately $3.6 million in the prior year period.  Although we intend to continue our collections efforts, it is not possible to predict the impact these efforts will have in future periods.

In the fourth quarter of 2007, the Company implemented a value engineering program, with the goal of reducing manufacturing costs across all of our product lines.  This is a twofold initiative. First, the Company expects to reduce the cost of manufacturing through cost savings initiatives.  While these initiatives are in place, they are not expected to impact our results of operations until the end of fiscal year 2008 or the first quarter of fiscal year 2009. Second, the value engineering program is intended to reduce the Company’s level of inventory which is an immediate and attainable priority for the Company.  The result of this initiative was demonstrated in our first quarter of fiscal year 2008 results and is expected to continue in future periods.  Liquidity was favorably impacted by the decline in inventories of approximately $700,000 in the current year periods as compared to an increase of approximately $4.4 million in the prior year period. Our general inventory reduction plan includes the following key components: the addition of operations personnel in certain facilities, improved forecasting resulting in better demand planning and specific inventory reduction goals for operations personnel which are among the metrics the Company considers in connection with the annual bonuses for these employees.

In future filings, the Company will consider providing more details about the reasons for significant changes and quantifying the individual impact of those changes, if feasible and appropriate.

PROXY STATEMENT FILED ON FEBRUARY 15, 2008

Compensation Discussion and Analysis, page 16

Annual Cash Bonus, page 17

COMMENT

9.                                      In future filings, please disclose in greater detail the performance goals and objectives for each executive officer and clarify the extent to which these listed goals are measured objectively or whether the committee uses discretion to determine whether those goals and objectives have been met. Also clarify how the percentage to apply to an executive’s salary is determined for the actual bonus when the financial performance targets are not met.

RESPONSE

In future filings, the Company will disclose in greater detail the performance goals and objectives for each named executive officer and will clarify the extent to which the goals are measured objectively or whether the Company’s Compensation Committee uses discretion to determine whether the goals and objectives have been met. The Company will also clarify how the percentage to apply to each named executive officer’s salary is determined for the actual bonus when the financial performance targets are not met, if applicable.

Long-Term Equity Incentives, page 18

COMMENT

10.                               In future filings, please disclose the specific items of corporate performance and/or individual objectives that were evaluated to determine grants of long-term equity incentives to executive officers.

RESPONSE

In future filings, the Company will disclose the specific items of corporate performance and/or individual objectives that were evaluated, if any, to determine grants of long-term equity incentives to the named executive officers.

* * *

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this response, please call the Company’s counsel, Kirk A. Davenport at (212) 906-1284 or Keith Halverstam at (212) 906-1761, of Latham & Watkins LLP.

Very truly yours,

/s/ Coreen Sawdon
Coreen Sawdon
Acting Chief Financial Officer